FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

              For the month of October 1, 2005 to October 31, 2005



                          CITYVIEW CORPORATION LIMITED
                              SEC File No. 00028794


             Level 9, 28 The Esplanade, Perth Western Australia 6000



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

                    Form 20-F.......v...Form 40-F............

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes.......................No....................

    (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.......................

                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                          CITYVIEW CORPORATION LIMITED
                                  (Registrant)





Dated:  November 9, 2005





.........................................
(Signed by)
THINAGARAN
Director

               LIST OF AUSTRALIAN STOCK EXCHANGE ("ASX") DOCUMENTS


              For the month of October 1, 2005 to October 31, 2005



               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION


605      Quarterly Report period ended 30 September 2005
606      ASX notification - outstanding reports
607      Appendix 5B Quarter ended 30 September 2005
608      Letter requesting re-instatement to official quotation
609      ASX Re-instatement to Official Quotation

                                                             CityView
                                                             Corporation Limited




                          REPORT FOR THE QUARTER ENDED
                               SEPTEMBER 30, 2005

                               SUMMARY FACT SHEET

                                 Company Details

------------------------------------------------------------------------------------------------------
Registered Office:                                           17 Ord Street
                                                             West Perth  WA     6005
                                                             Australia
Principal Place of Business:                                 Level 9
                                                             28 The Esplanade
                                                             Perth             WA   6000
Telephone:                                                   (618) 9226 4788
Fax:                                                         (618) 9226 4799
E-Mail:                                                      info@cityviewcorp.com
                                                             ---------------------
Internet:                                                    www.cityviewcorp.com
                                                             --------------------
Chairman:                                                    A I Saddique
Chief Executive Officer:                                     E Ee
Directors:                                                   R Goh
                                                             Thinagaran
                                                             J F Arbouw
                                                             R M Elliott
Company Secretary:                                           J F Arbouw
Auditor:                                                     BDO
Australian Stock Exchange Symbol:                            CVI
NASD Symbol:                                                 CTVWF
Australian Share Registry:                                   Computershare Investor Services Pty. Ltd.
US Share Registry:                                           Computershare Trust Company Inc

------------------------------------------------------------------------------------------------------
Market Capitalisation at June 30, 2005

Shares on Issue                                              80,661,616
Options                                                      Nil
Fully Diluted Capital                                        80,661,616
Market Value Fully Diluted                                   AUD$3,226,464 (US$2,455,984)

------------------------------------------------------------------------------------------------------
Trading Volume
                               AUS                          US                             TOTAL
  MONTH                       VOLUME                      VOLUME                          VOLUME
  -----                       ------                      ------                          ------
  July 2005                  171,096                      382,883                         553,979
  August 2005                295,104                      367,728                         662,832
  September 2005             607,350                      383,410                         990,760
  TOTAL                     1,073,550                    1,134,021                       2,207,571
------------------------------------------------------------------------------------------------------


                                                             CityView
                                                             Corporation Limited


Oil & Gas Indonesia

CityView has a 20% gross interest in both the Madura (674,100 acres) and Simenggaris (675,582 acres) Blocks. CityView's Joint Venture partner and Operating Shareholder is PT Medco Energi Internasional TBK ("the Operator").

Negotiations are being carried out with the Operating Shareholder to dispose of part of CityView's interests in the two concessions and an agreement is expected to be concluded between the parties shortly.

Madura Concession - Madura Island, Indonesia

No reports were received from the Operating Shareholder for this quarter.

Simenggaris Concession - Kalimantan Indonesia

The Operating Shareholder has advised that the site location for the Sesayap B well is being prepared for drilling and spud in is scheduled between mid to late November 2005.

The second well at South Sembakung #2 will be drilled back to back and spud in is scheduled for late December 2005.


Finance

Cash at Bank                                                 AUD$ 236,501.00
Expenditure for the Quarter                                  AUD$ 124,331.00





THINAGARAN
Director

October 27, 2005

                                       ASX
                           AUSTRALIAN STOCK EXCHANGE

--------------------------------------------------------------------------------
Facsimile

To                         Company Secretary
Company                    Cityview Corporation Limited
Fax No                     08 9226 4799
From                       Manager Company Announcements
Business Unit              Company Announcements Office
Date                       1 November
Subject                    OUTSTANDING REPORTS
No of pages                1 only
--------------------------------------------------------------------------------

                                     URGENT

It appears from our records that your company has not lodged its Third Quarter Cashflow Report for the period ended 30 September 2005 in accordance with Listing Rules, the deadline being today, 31 October 2005. This means that the securities of your company are due to be suspended from Official Quotation as from the commencement of trading on 1 November 2005, in accordance with Listing Rule 17.5.

It would be appreciated if you would kindly contact the Company Announcements Office or your Home Branch as soon as possible in order to clarify this apparent omission.

Thank you for your co-operation.



Manger Company Announcements





--------------------------------------------------------------------------------

                Australian Stock Exchange Limited ACN 008 624 691
               Exchange Centre, 20 Bridge Street, Sydney NSW 2000
      PO Box H224 Australia Square NSW 2000 DX 10234 Stock Exchange Sydney
Telephone:61 2 9227 0334 Facsimile:61 2 9227 0339 Internet: http:/www.asx.com.au

Note: The information in this facsimile is confidential and may be privileged or subject to copyright. It is intended for the addressee only. If you have received this facsimile in error please call the sender immediately and return it by mail or DX to the above address. The unauthorised use of the information may result in liability for breach of confidentiality, privilege or copyright.

                                       ASX
                           AUSTRALIAN STOCK EXCHANGE





                                 MARKET RELEASE


               SUSPENSION FROM OFFICIAL QUOTATION 1 NOVEMBER 2005


The securities of the following entities will be suspended from Official Quotation from the commencement of trading today, 1 November 2005, following failure to lodge their Quarterly Report for the period ended 30 September 2005 in accordance with listing rules.



------------------------------------------------------------------ -------------
                                                                   ASX CODE
------------------------------------------------------------------ -------------

------------------------------------------------------------------ -------------
Anvil Mining Limited                                               AVM
------------------------------------------------------------------ -------------
Cityview Corporation Limited                                       CVI
------------------------------------------------------------------ -------------
Signature Brands Limited                                           SBL
------------------------------------------------------------------ -------------





Signed:  P Ross

Manager Company Announcements Office

                                                                        Rule 5.3
                                   Appendix 5B

                   Mining exploration entity Quarterly report

Introduced 1/7/96.  Origin:  Appendix 8.  Amended 1/7/97.


 Name of entity
 -------------------------------------------------------------------------------------------------------------
 CITYVIEW CORPORATION LIMITED
 -------------------------------------------------------------------------------------------------------------
 ACN                                                             Quarter ended ("current quarter")
 ------------------------------------------                  -------------------------------------------------
                009 235 634                                                 30 September 2005
 ------------------------------------------                  -------------------------------------------------
Consolidated statement of cash flows
                                                             ------------------------- -----------------------
                                                                 Current quarter            Year to date
Cash flows related to operating activities                            $A'000                 (9 Months)
                                                                                               $A'000
                                                             ------------------------- -----------------------
1.1       Receipts from product sales and related debtors

1.2       Payments for      (a) exploration and evaluation              -                        -
                            (b) development                             -                      (607)
                            (c) production                              -                        -
                            (d) administration                        (121)                    (366)
1.3       Dividends received                                            -                        -
1.4       Interest  and  other  items of a  similar  nature             1                        7
          received
1.5       Interest and other costs of finance paid                      -                        -
1.6       Income taxes paid                                             -                        -
1.7       Other (provide details if material)                           -                        -
                                                             ------------------------- -----------------------
          Net Operating Cash Flows                                    (120)                    (966)
--------- -------------------------------------------------- ------------------------- -----------------------

          Cash flows related to investing activities
1.8       Payment for purchases of:   (a) prospects                     -                        -
                                      (b) equity investments            -                        -
                                      (c) other fixed assets
1.9       Proceeds from sale of:      (a) prospects                     -                        -
                                      (b) equity investments            -                        -
                                      (c) other fixed assets            -                        -
1.10      Loans to other entities                                       -                        -
1.11      Loans repaid by other entities                                -                        -
1.12      Other (provide details if material)                           -                        -
                                                             ------------------------- -----------------------
          Net investing cash flows                                      -                        -
                                                             ------------------------- -----------------------
1.13      Total   operating   and   investing   cash  flows           (120)                    (966)
          (carried forward)
--------- -------------------------------------------------- ------------------------- -----------------------


--------- -------------------------------------------------- ------------------------- ------------------------
1.13      Total   operating   and   investing   cash  flows           (120)                     (966)
          (brought  forward)
--------- -------------------------------------------------- ------------------------- ------------------------

          Cash flows related to financing activities
1.14      Proceeds from issues of shares, options, etc.                 -                         -
1.15      Proceeds from sale of forfeited shares                        -                         -
1.16      Proceeds from borrowings                                     200                       200
1.17      Repayment of borrowings                                       -                       (100)
1.18      Dividends paid                                                -                         -
1.19      Other (provide details if material)                           -                         -
                                                             ------------------------- ------------------------
          Net financing cash flows                                     200                       100
--------- -------------------------------------------------- ------------------------- ------------------------
          Net increase (decrease) in cash held                          80                      (866)

1.20      Cash at beginning of month/year to date                      155                      1,101
1.21      Exchange rate adjustments to item 1.20                        -                         -
                                                             ------------------------- ------------------------
1.22      Cash at end of month                                         235                       235
--------- -------------------------------------------------- ------------------------- ------------------------

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities
                                                                                       ------------------------
                                                                                           Current quarter
                                                                                               $A'000
                                                                                       ------------------------
1.23      Aggregate amount of payments to the parties included in item 1.2                        -
                                                                                       ------------------------

1.24      Aggregate amount of loans to the parties included in item 1.10                          -
--------- ---------------------------------------------------------------------------- ------------------------

1.25      Explanation necessary for an understanding of the transactions
          -----------------------------------------------------------------------------------------------------
          1.23 Payment of Directors fees, reimbursement of Directors expenses in relation to the company.
          -----------------------------------------------------------------------------------------------------

Non-cash financing and investing activities

2.1       Details of financing and investing  transactions  which have had a material  effect on consolidated assets and liabilities but did not involve cash flows
          -----------------------------------------------------------------------------------------------------

                                                          N/A

          -----------------------------------------------------------------------------------------------------

2.2       Details of outlays  made by other  entities to  establish  or  increase  their share in projects in which the reporting entity has an interest
          -----------------------------------------------------------------------------------------------------

                                                          N/A

          -----------------------------------------------------------------------------------------------------


Financing facilities available
Add notes as necessary for an understanding of the position.

                                                             ------------------------- ------------------------
                                                                Amount available             Amount used
                                                                     $A'000                     $A'000
                                                             ------------------------- ------------------------
3.1       Loan facilities                                               -                         -
                                                             ------------------------- ------------------------
3.2       Credit standby arrangements                                   -                         -
--------- -------------------------------------------------- ------------------------- ------------------------

Estimated cash outflows for next quarter
                                                                          -------------------------------------
                                                                                         $A'000
                                                                          -------------------------------------
4.1       Exploration and evaluation                                                        -
                                                                          -------------------------------------
4.2       Development                                                                       -
--------- --------------------------------------------------------------- -------------------------------------
          Total                                                                             -
--------- --------------------------------------------------------------- -------------------------------------

                                            Reconciliation of cash
                                                             ------------------------- ------------------------
Reconciliation of cash at the end of the quarter (as shown       Current quarter            Previous quarter
in the consolidated statement of cash flows) to the                 $A'000                       $A'000
related items in the accounts is as follows.
----------------------------------------------------------- -------------------------- ------------------------

5.1       Cash on hand and at bank                                   176                       47
                                                            -------------------------- ------------------------
5.2       Deposits at call                                           59                        108
                                                            -------------------------- ------------------------
5.3       Bank overdraft                                              -                         -
                                                            -------------------------- ------------------------
5.4       Other (provide details)                                     -                         -
--------- ------------------------------------------------- -------------------------- ------------------------
          Total: cash at end of quarter (item 1.22)                  235                       155
--------- ------------------------------------------------- -------------------------- ------------------------

Changes in interests in mining tenements

                                      -------------- ------------------------------ ------------- -------------
                                      Tenement       Nature of interest             Interest at   Interest
                                      reference      (note (2))                     beginning     at end of
                                                                                    of quarter    quarter
                                      -------------- ------------------------------ ------------- -------------
6.1       Interests in mining               -                      -                     -             -
          tenements relinquished,
          reduced or lapsed
                                      -------------- ------------------------------ ------------- -------------
6.2       Interests in mining               -                      -                     -             -
          tenements acquired or
          increased
                                      -------------- ------------------------------ ------------- -------------



Issued and quoted securities at end of current quarter
Description includes rate of interest and any redemption or conversion rights together with prices and dates.

                               ------------------- ------------------- ------------------- --------------------
                               Number issued       Number quoted       Issue price per     Amount paid up per
                                                                       security (see       security (see note
                                                                       note 3) (cents)     3) (cents)
-------- --------------------- ------------------- ------------------- ------------------- --------------------
7.1      Preference
         +securities
         (description)
                               ------------------- ------------------- ------------------- --------------------
7.2      Issued during
         quarter
-------- --------------------- ------------------- ------------------- ------------------- --------------------
7.3      +Ordinary securities          80,661,616          80,661,616
                               ------------------- ------------------- ------------------- --------------------
7.4      Issued during
         quarter
         a) Inceases through
         issues
         b) Decreases
         through returns of
         capital, buy-backs
-------- --------------------- ------------------- ------------------- ------------------- --------------------
7.5      +Convertible debt
         securities
         (description and
         conversion factor)
                               ------------------- ------------------- ------------------- --------------------
7.6      Issued during
         quarter
-------- --------------------- ------------------- ------------------- ------------------- --------------------
                                                                         Exercise price         Expiry date
7.7      Options
         (description and
         conversion factor)
                               ------------------- ------------------- ------------------- --------------------
7.8      Issued during
         quarter
                               ------------------- ------------------- ------------------- --------------------
7.9      Exercised during
         quarter
                               ------------------- ------------------- ------------------- --------------------
7.10     Expired during
         quarter
-------- --------------------- ------------------- ------------------- ------------------- --------------------
7.11     Debentures
         (totals only)
-------- --------------------- ------------------- -------------------
7.12     Unsecured notes
         (totals only)
                               ------------------- -------------------

                              Compliance statement

1 This statement has been prepared under accounting policies, which comply with accounting standards as defined in the Corporations Act 2001 or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.




Signed By:        THINAGARAN        Date:  1 November 2005
                   Director



Print name:       Thinagaran

                                      Notes

1          The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2          The  "Nature of interest"  (items  6.1 and  6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3. Issued and quoted securities the issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities

4. The definitions in, and provision of, AASB 1022: Accounting for Extractive Industries and AASB 1026: Statement of Cash Flows apply to this report.

5. Accounting Standards ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

                                 == == == == ==

                                                    CityView
                                                    Corporation Limited

                                                        ACN 009 235 634

                                                    63 Burswood Road
                                                    Burswood
                                                    WA 6100 Australia
                                                    PO Box 732 Victoria Park
                                                    Western Australia 6979
                                                    Telephone: (61 8) 6250 9099
                                                    Facsimile: (61 8) 6250 9088
                                                    Email: info@cityviewcorp.com
                                                    Web: info@cityviewcorp.com

1 November 2005






Mr Nicholas Ong                                     Facsimile # 9221 2020
Australian Stock Exchange
2 The Esplanade
Perth              WA      60000



Dear Mr Ong

CITYVIEW CORPORATION LIMITED (CVI)

Please be advised that the Appendix 5B for the quarter ended 30 September 2005 has now been lodged and the Company hereby requests re-instatement.

Could you please advise when re-instatement occurs.



Yours sincerely




C COCKS
Manager

                                      ASX
                           AUSTRALIAN STOCK EXCHANGE



                                 MARKET RELEASE

                                                                 1 November 2005


                          Citview Corporation Limited

                       REINSTATEMENT TO OFFICIAL QUOTATION


The suspension of trading in the securities of Citview Corporation Limited (the "Company") will be lifted , following the release of the third quarter cash flow report.

Security Code:        CVI


Brendan O'Hara
Manager, Issuers (Perth)

       INFORMATION SUPPLIED TO AUSTRALIAN SECURITIES INVESTMENT COMMISSION
                                    ("ASIC")


              For the month of October 1, 2005 to October 31, 2005



               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION


      No documents were lodged with ASIC during the month of October 2005.